Contact

www.linkedin.com/in/naphosang (LinkedIn)

Top Skills

Public Health
Non-profits
Reproductive Health

Languages

English (Native or Bilingual)

Honors-Awards

American Public Health Association 2016 Carl S. Schultz Award for Lifetime Achievement

Nap Hosang

Co-CEO at Cadence Health
San Francisco Bay Area

Summary

I am Co-Founder and Chief Medical Officer at Cadence Health, http://cadenceotc.com/

I am an obstetrician/gynecologist with strong interests in access to family planning in the USA and globally. I worked for many years on systems to reduce pregnancy related deaths in women and to reduce deaths in children under two years old.
My work is now focused on getting a safe, combined oral contraceptive pill approved by the FDA for over-the-counter sale in the USA.

Experience

Cadence Health
Co-CEO
October 2014 - Present (9 years 6 months)
San Francisco Bay Area

Cadence is a pharma start-up intending to broaden access to contraception and other women's health products where the needs are greatest, in the USA and globally.

Online MPH UC Berkeley
26 years

Director, On-Campus/Online Professional MPH Program, U.C. Berkeley
2010 - 2015 (5 years)
Berkeley, CA

Founding Director of UC Berkeley's first hybrid/online degree program. Had fiscal and academic responsibility for the design, marketing and delivery of the program. Located in the School of Public Health. Enrollment 180.

Lecturer
1989 - 2014 (25 years)
Berkeley, CA

Lecturer and researcher in maternity care in the USA; global family planning and maternal mortality reduction; public-private partnerships in public health.

Venture Strategies Innovations
Chairman
2007 - 2015 (8 years)
Irvine, CA

a non-profit organization committed to making lasting improvements in the health of women in developing countries by creating access to life-saving and affordable health solutions where those women live. VSI championed the registration of Misoprostol in over 15 developing countries, a drug used to prevent women dying in childbirth. The drug is now used as standard prevention/treatment of excessive bleeding during childbirth worldwide.

The Permanente Medical Group
Physician
July 1986 - June 2010 (24 years)
Kaiser Permanente Medical Center, Hayward, CA

General Obstetrics and Gynecology practice in group of 17 serving a population of 180,000 members.

Kaiser-Permanente
Assistant Physician-in-Chief
1996 - 2010 (14 years)
Hayward, CA

Team responsibilities evolved over 14 years in this job included hospital utilization, pharmacy, imaging services,contract management, and facilities planning for new hospital construction.

Education

University of California, Berkeley - Walter A. Haas School of Business
MBA, General Management · (1993 - 1995)

University of California, Berkeley School of Public Health
MPH, Public Health/Global Health · (1984 - 1985)

University of the West Indies, Jamaica
MBBS, Medicine · (1971 - 1976)

McGill University

B.Sc., Biochemistry · (1967 - 1971)